Exhibit 99.1

Claude Resources Announces Second Quarter Results

Saskatoon, Saskatchewan - August 8, 2005 - Gold bullion prices remained stable during the second quarter of 2005, averaging $427 U.S. dollars per ounce. Junior gold producers’ share prices remained under pressure for the quarter with most companies experiencing flat to lower share prices.

Claude Resources’ gold production was below budget for the quarter as a result of lower than forecast grade, however, the Company still expects to meet its full year projection of 46,000 ounces, a 10% increase over 2004.

The mill expansion at the Seabee mine was well underway in the second quarter with increased capacity expected to be available during the fourth quarter.

Towards the end of the second quarter the Company completed a private placement offering with gross proceeds of over $9 million. A portion of the net proceeds ensure the completion of the bulk sampling programs and related infrastructure at the Porky and Santoy Lake exploration properties.

The Porky Lake bulk sampling project near the Seabee mine was on schedule, as the decline to the 130 level began during the second quarter. Ore is expected to be available for testing by the end of this year. The Santoy project, also in the Seabee area, has experienced permitting delays but is expected to see extraction of bulk sample ore in the first quarter of 2006.

The Company remains optimistic that mill expansion combined with the current success of underground exploration drilling programs at the Seabee mine and success at one or both of the Porky or Santoy bulk sampling projects will lead to a meaningful, long-term expansion of gold production.

Financial Highlights

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Revenue ($ millions)	7.5	8.1	15.5	15.7
Net loss ($ millions)	(1.9)	(.1)	(1.7)	(.5)
Loss per share ($)	(0.03)	0.00	(0.03)	(0.01)
Cash from operations ($ millions)*	.6	1.1	1.9	2.1
Cash from operations per share ($)*	.01	.02	.03	.04
Average realized gold price for the Period (US$/ounce)	427	389	434	400
Total cash operating costs (US$/ounce)	377	295	346	309
Working capital ($ millions)	9.6	7.5	9.6	7.5

* before net change in non-cash working capital

Operations

Gold

For the first half of 2005, the mine processed 109,600 tonnes of ore grading 6.30 grams per tonne yielding 20,700 ounces of gold and resulting in sales of 19,400 ounces. The increased mill throughput was a result of free pull from 570 and 680 level stopes combined with development ore from several work headings at and below the 395 level. The high tonnage from development ore on the 395 level was primarily the cause of the lower grade processed during the period.

Operating Statistics	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Tonnes Milled	55,400	47,500	109,600	94,100
Grade processed (g/t)	5.69	7.41	6.30	7.26
Recovery (%)	93.53%	95.17%	93.07%	95.01%
Operating efficiency	96.39%	98.06%	97.60%	98.98%
Sales volume (ounces)	9,100	10,900	19,400	20,800
Production volume (ounces)	9,500	10,800	20,700	20,900

The mine plan for the third quarter will focus on the completion of 395, 490, 680 and 750 level stoping blocks, as well as the development of a 400 level long hole stope and a 770 level cut and fill stope. Mill throughput for the third quarter will originate primarily as swell from these stoping blocks and ore generated from the long hole and 770 level cut and fill stopes. Despite first half sales volume below forecast, the 46,000 ounce target remains attainable as full access to certain of these stopes will be gained towards the end of the third quarter and mill throughput will be adjusted upwards accordingly.

Mine development continues to access the 680 and 750 levels while also developing the 720 level diamond drill chamber. Upon completion, focus will shift to extending the decline to the 800 metre level to begin the 770 level cut and fill stope as well as driving an exploration drift on the 550 level below the under- explored old 5-1 mine workings.

The added emphasis on underground diamond drilling continues with exploration drifts driven throughout the first and second quarter and similar commitments planned for the second half of the year. Drilling to date has reached the 1,000 metre level (300 metres below existing workings) intersecting structure and economic grades. These results will be further tested as development to this area progresses.

Mill expansion began during the second quarter with increased capacity expected to be available in the fourth quarter.

Oil and Gas

Oil, natural gas liquids (ngls) and gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. Higher realized petroleum and gas prices resulted in improved contributed cash flows in the first half of this year of $0.9 million ($0.02 per share) compared to $0.7 million ($0.01 per share) for the same period in 2004.

Given the strength of petroleum prices, the Company continues to invest in the Nipisi and Edson properties. Successful results from in-fill drilling programs are expected to increase reserves and maintain production.

Exploration

Permission to conduct bulk sampling of the Porky West Zone was granted in early June and physical work has begun at the site with the collaring of the portal. Approximately 880 metres of decline is planned to the 130 metre level from which a 5,000 tonne sample will be extracted. To date, the West zone has an estimated indicated resource of 90,000 tonnes grading 7.33 grams per tonne (gpt) and an estimated inferred resource of 130,000 tonnes grading 5.00 gpt.

During the quarter, the Company completed an eight hole (2,400 metres) diamond drilling program in the Santoy Zone 8 and Santoy Zone 8 East area near the Seabee mine site. This drilling is a follow-up to the 31 holes (6,238 metres) drilled in the first quarter of 2005, which outlined two sub-parallel gold mineralized shear zones (see April 26, 2005 press release “More Gold Discovered at Claude’s Santoy Lake Property at www.clauderesources.com).

A number of noteworthy intersections were found in the Santoy area, 11.5 kilometres east of the Seabee mine. The eight holes drilled in Santoy Zone 8 tested the down dip extension of the Southeast dipping mineralized shear. Several high grade sections of the shear were intersected, including a 144 gpt value over 0.85 metre core length in hole Joy05-149. The drilling has outlined two northeast raking gold zones within southeast dipping quartz-sulphide shear zones. Drilling was suspended in July due to nearby forest fires.

Significant Sections, Summer 2005 Drill Programs on Santoy Zones 8 and 8E

Zone	Hole #	From (m)	to (m)	Core length	Au (g/t)
8	Joy05-148	254.9	255.85	0.95	2.42
8	Joy05-148	263.50	264.35	0.85	10.17
8	Joy05-149	4.45	4.80	0.35	4.36
8	Joy05-149	46.85	48.65	1.80	14.00
8	Joy05-149	221.25	222.10	0.85	144.00
8	Joy05-149	233.43	235.08	1.65	7.32
8	Joy05-149	237.93	238.93	1.00	3.46
8	Joy05-158	238.45	239.40	0.95	4.42
8	Joy05-158	239.40	240.55	1.15	Trace
8	Joy05-158	240.55	241.9	1.15	30.40
8	Joy05-158	257.8	258.55	0.75	5.49
8	Joy05-158	261.05	261.65	0.60	2.84
8	Joy05-159	213.82	214.4	0.58	20.30
8	Joy05-159	205.95	215.30	9.35	1.65
8	Joy05-160	257.55	258.25	0.70	4.51
8	Joy05-160	269.25	269.84	0.59	7.48

Assaying was completed at TSL Laboratories Inc. in Saskatoon, Saskatchewan. All core lengths approximate true width. Patrick J. Hannon, M.A.SC., P.Eng. is the qualified person on the project.

An application to allow bulk sampling at the Santoy Zone 7 is still being studied by the Federal government. The Company must complete a number of scientific studies to assure the Department of Fisheries and Oceans that the activity will not adversely affect any fish or fish habitat or potential fish habitat.

During the third and fourth quarters of 2005, approximately 10,000 metres of in-fill drilling is planned for the Santoy area and 2,500 metres of drilling is planned for the area in the immediate vicinity of the Seabee mine where several targets have been identified by prospecting.

During the second quarter, Placer-Dome did not conduct any exploration on the Madsen property located near Red Lake, Ontario. Placer has met the $8.2 million expenditure requirement and to fulfill its obligations and vest a 55% working interest in the Madsen Joint Venture must deliver a bankable feasibility study by December of 2006.

Financial

Second Quarter

For the second quarter of 2005, the Company recorded a net loss of $1.9 million ($0.03 per share) compared to a net loss of $0.1 million ($0.00 per share) during the same period of 2004.

Revenue

Total revenue generated for the quarter was $7.5 million, 7% lower than reported for the same period in 2004. The Seabee mine contributed $4.8 million to revenue for the second quarter of 2005 compared to $5.8 million for the same period last year. Sales volume for this period fell 17% from 10,900 ounces in 2004 to 9,100 ounces this quarter. The appreciating Canadian versus US dollar exchange rate negated a 10% increase in the average US dollar gold price for the quarter and resulted in unchanged gold prices realized in Canadian dollar terms: 2005 - CDN $529 (US $427) versus 2004 - CDN $529 (US $389).

The 15% improvement in gross oil, ngls and gas revenue for the quarter was a combination of increased petroleum and gas prices offset by normal production declines.

Expenditures

Total mine operating costs were $4.3 million this quarter, relatively unchanged from the $4.4 million recorded last period. The improved operating costs were offset by the lower sales volume and appreciating Canadian dollar and resulted in the decline in cash operating costs per ounce: 2005 - US $377; 2004 - US $295. The strengthening Canadian dollar continues to negatively impact the per ounce calculation; it is responsible for a US $33 increase in this quarter’s total cash cost per ounce.

Oil and gas operating costs remained relatively unchanged period over period. General and administrative costs fell 22% period over period, a result of a decline in investor relation and legal costs.

Depreciation and depletion of the Company’s gold assets was $2.3 million for the three months ended June 30, 2005 compared with $1.0 million in the corresponding 2004 period. The increase was a result of more tonnes broken and milled combined with a larger asset base. Depreciation and depletion costs per ounce for the period were US $200 this quarter versus US $68 for the second quarter of 2004. These results should return to more historical figures (US $100 - US $125) as the Seabee mine adds reserves and increases sales volume.

Liquidity & Financial Resources

Cash flow from operations before net change in non-cash working capital was $0.6 million ($0.01 per share) compared to $1.1 million ($0.02 per share) for the similar period of 2004.

Capital invested increased slightly from $4.2 million during the second quarter of 2004 to $4.4 million this period. Mineral property expenditures of $3.9 million were comprised mostly of $2.1 million in development investment, $.6 million in exploration expenditures and $1.2 million in mill expansion and equipment costs. Investment in oil and gas properties for the period remained relatively unchanged at $.5 million, much of which reflects drilling and infrastructure costs at the Nipisi Unit and Edson Gas plant.

Financing activities during the quarter included the issue of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share. Gross proceeds from the offering of approximately $9,025,000 will be used to facilitate the completion of the bulk sampling programs at Porky and Santoy Lakes.

Year to Date

For the six months ended June 30, 2005, the Company recorded a net loss of $1.7 million ($0.03 per share) compared to a net loss of $0.5 million ($0.01 per share) for the same period in 2004.

Revenue

Total revenue generated for the first half of 2005 was $15.5 million, relatively unchanged from the $15.7 million reported for the same period in 2004. The Seabee mine contributed $10.4 million in the first half compared to $11.1 million for the first half of 2004. Gold sales volume for the period fell 7% from 20,800 ounces in 2004 to 19,400 ounces this period. Mill throughput continues to originate primarily from lower grade stope and development ore on the 390 and 490 levels resulting in the lower sales volume. Despite the 9% increase in the US dollar price of gold, the appreciating Canadian dollar exchange rate led to no increase in Canadian dollar terms: 2005 - CDN $535 (US $434); 2004 - CDN $536 (US $400).

Gross oil, ngls and gas revenue totaled $5.2 million, 13% higher than the $4.6 million generated for the first half of 2004. This was due to a combination of normal production declines offset by improved petroleum and gas prices realized in 2005.

The first half oil and ngls sales volume of 44,800 barrels was 6% lower than the 47,800 barrels sold the previous period. The average realized price per barrel was US $42.11 (CDN $51.93) versus US $29.85 (CDN $39.96) in 2004. Gas sales volume fell 7% from 372 MMCF this half to 398 MMCF for the same period in 2004. The average realized price was US $5.76 (CDN $7.10) per MCF in 2005 compared to US $4.72 (CDN $6.32) in 2004.

Expenditures

Total mine operating costs improved more than 3% from $8.6 million in the first six months of 2004 to $8.3 million this period. The improved operating costs were offset by lower sales volume during the period and resulted in total cash operating costs per ounce of US $346 this period compared to US $309 for the comparable period in 2004. The strengthening Canadian dollar resulted in a US $28 increase in this half’s cash operating cost per ounce figure. Oil, ngls, and gas operating costs remained relatively unchanged at $0.7 million.

General and administrative charges increased 8% to $1.3 million during the first half largely a result of increased legal and listing costs incurred during the first quarter of 2005. Interest and other costs and the provision for income taxes remained relatively unchanged.

Depreciation and depletion of the Company’s gold assets increased from $2.3 million for the first half of 2004 to $4.4 million this period. As forecast, the 91% increase was due to the significant increase in tonnes broken period over period. Depreciation and depletion costs per ounce for the period increased to US $181 from US $83 in 2004, a result of the higher cost combined with lower sales volume and an appreciating Canadian dollar.

The 30% increase in oil and gas asset depletion and depreciation period over period was a result of the larger asset base used in the calculation.

Liquidity and Financial Resources

Cash flow from operations before net change in non-cash working capital was $1.9 million ($0.03 per share) for the half compared to $2.1 million ($0.04 per share) for the similar period of 2004.

Capital invested during the half was $10.1 million, an increase of $1.5 million or 17% from the same period in 2004. This period’s balance includes $4.3 million in Seabee mine development costs (2004 - $4.7 million); exploration expenditures of $1.9 million (2004 - $2.4 million); and, $3.2 million in property, plant and equipment expenditures (2004 - $0.5 million), largely related to mill expansion. Capital expenditures related to oil and gas properties remained unchanged period over period with $0.9 million invested in drilling and infrastructure charges at the Nipisi Unit and Edson gas plant.

Financing activities during the period included the issue of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share. Gross proceeds of approximately $9,025,000 will be used primarily to facilitate the completion of the bulk sampling programs at Porky and Santoy Lakes.

To partially finance the mill expansion and related projects, the Company borrowed $5.0 million during the first quarter in the form of a five year demand loan. The loan bears interest at 5.99% and is repayable in monthly principal and interest payments of $96,514.

At June 30, 2005, the Company had $9.6 million in working capital, a $0.3 million improvement from the end of 2004. This was due largely to equity and debt issues during the period offset primarily by low gold production and capital investment at the Seabee mine.

Outlook

The Company’s production and cost forecasts remain unchanged for both the Seabee mine and oil and gas properties. For 2005, gold sales volume is estimated to be 46,000 ounces with mine operating costs approximately $17.0 million. Capital expenditures remain as forecast, with mine development costs of $6.9 million, plant and equipment costs nearly $4.0 million (due to the mill expansion) and exploration costs of $5.0 million (a result of the Porky Lake and Santoy bulk samples).

Oil and gas revenues should remain unchanged as production and price are forecast to remain strong. Both operating and capital expenditures are also expected to remain near 2004 levels.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At June 30, 2005, Claude had outstanding forward gold contracts related to 2005 production of 1,000 ounces, at an average price of US $423 per ounce. The market value loss inherent in these contracts was US $14,000. At June 30, 2005, the Company had outstanding foreign exchange contracts to sell US $2.5 million, at an average exchange rate of CDN$/US$ 1.2570. The market value gain inherent in these contracts was US $64,000.

Non-GAAP Performance Measures

The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

Auditors

This management report and the accompanying financial statements for the six month period ended June 30, 2005 have not been reviewed by our external auditors.

Caution Regarding Forward-Looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information please contact :

Neil McMillan
President & CEO
(306) 668-7505

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Media - Cynthia Lane : clane@renmarkfinancial.com
Tel. : (514) 939-3989
www.renmarkfinancial.com

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	June 30	December 31
	2005	2004
Assets
Current assets:
Receivables	$2,399	$1,667
Inventories	8,829	4,828
Shrinkage stope platform costs (Note 2)	8,646	7,903
Prepaids	276	364
	20,150	14,762
Oil and gas properties	6,618	6,101
Mineral properties	39,221	34,327
Investments (Note 3)	668	668
Promissory note	6,982	6,982
Deposits for reclamation costs	2,078	2,061
	$75,717	$64,901
Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$7	$343
Payables and accrued liabilities	5,465	4,580
Demand loan (Note 4)	4,704	-
Other current liabilities	357	528
	10,533	5,451
Royalty obligation	6,982	6,982
Deferred revenue	531	563
Asset retirement obligations	2,117	2,046
Shareholders' equity:
Share capital (Note 5)	51,210	43,966
Contributed surplus	435	330
Retained earnings	3,909	5,563
	55,554	49,859
Commitments and contingencies (Note 7 and Note 8)
	$75,717	$64,901

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Revenues
Gold	$4,827	$5,771	$10,365	$11,129
Oil and gas:
Gross revenue	2,674	2,334	5,152	4,620
Crown royalties	(686)	(588)	(1,288)	(1,168)
Alberta Royalty Tax Credit	125	125	250	192
Overriding royalties	(1,235)	(1,093)	(2,422)	(2,190)
Net oil and gas revenue	878	778	1,692	1,454
	5,705	6,549	12,057	12,583
Expenses
Gold	4,260	4,372	8,281	8,588
Oil and gas	421	447	749	730
General and administrative	472	609	1,273	1,172
Interest and other	6	2	(77)	(71)
Provision for income taxes	8	39	17	53
	5,167	5,469	10,243	10,472
Earnings before the undernoted items:	538	1,080	1,814	2,111
Depreciation, depletion and accretion:
Gold	2,250	1,017	4,377	2,319
Oil and gas	205	159	411	316
Loss before income taxes	(1,917)	(96)	(2,974)	(524)
Income tax recovery (Note 6)	-	-	1,320	-
Net loss	$(1,917)	$(96)	$(1,654)	$(524)
Net loss per share
Basic and diluted	$(0.03)	$0.00	$(0.03)	$(0.01)
Weighted average number of shares outstanding (000's)	62,562	59,542	62,165	59,330

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Cash provided from (used in):
Operations:
Net loss	$(1,917)	$(96)	$(1,654)	$(524)
Non cash items:
Depreciation and depletion	2,418	1,142	4,717	2,570
Stock-based compensation	41	5	105	14
Accretion of asset retirement obligation	37	34	71	65
Income tax recovery	-	-	(1,320)	-
Net change in non-cash working capital:
Receivables	867	(298)	(732)	(268)
Inventories	1,000	519	(4,001)	(3,960)
Shrinkage stope platform costs	(504)	338	(743)	938
Prepaids	123	61	88	30
Payables and accrued liabilities	(5,765)	(2,166)	885	2,182
Cash from operations	(3,700)	(461)	(2,584)	1,047
Investing:
Mineral properties	(3,927)	(3,640)	(9,223)	(7,697)
Oil and gas properties	(481)	(528)	(905)	(912)
Increase in reclamation deposits	(13)	(40)	(17)	(40)
	(4,421)	(4,208)	(10,145)	(8,649)
Financing:
Issue of common shares, net of issue costs	8,454	(3)	8,564	2,165
Deferred revenue	(86)		(173)
Demand loan
Proceeds	-	-	5,000	-
Repayment	(217)	-	(296)	-
Capital lease repayment	(15)	(14)	(30)	(29)
	8,136	(17)	13,065	2,136
Increase (decrease) in cash position	15	(4,686)	336	(5,466)
Cash position, beginning of period	(22)	2,479	(343)	3,259
Cash position, end of period	$(7)	$(2,207)	$(7)	$(2,207)

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Retained earnings, beginning of period	$5,826	$5,734	$5,563	$6,162
Net loss	(1,917)	(96)	(1,654)	(524)
Retained earnings, end of period	$3,909	$5,638	$3,909	$5,638

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004. The unaudited financial statements include the financial statements of the Company and its subsidiaries.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods' presented.

Note 2 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 - Investments

At June 30, 2005, the quoted market value of the investments was $5.2 million (December 31, 2004 - $3.9 million).

Note 4 - Demand Loan

The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

Note 5 - Share Capital

At June 30, 2005 there were 70,426,687 common shares outstanding.

Options in respect of 2,650,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and June, 2015.

On December 31, 2004 the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $1,725,000 million. Each warrant will entitle the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006. The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At June 30, 2005, there were 1,150,033 warrants outstanding.

On June 23, 2005 the Company completed a private placement offering consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration for the services provided to the Company in connection with the offering the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consists of one common share and one-half of a broker warrant. Each whole broker warrant will entitle the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30. At June 30, 2005 there were 2,011,550 warrants and 201,155 broker units outstanding.

Note 6 - Income taxes

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.3 million.

Note 7 - Financial Instruments

The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

At June 30, 2005, the Company had outstanding forward gold contracts related to 2005 production of 1,000 ounces at an average price of US $423 per ounce with a market value loss inherent in these contracts of US $14,000. At June 30, 2004, the Company had no outstanding forward gold contracts.

At June 30, 2005, the Company had outstanding foreign exchange contracts to sell US $2.5 million at an average exchange rate of 1.2570 CDN$/US$ with a market value gain inherent in these contracts of US $64,000. At June 30, 2004, the Company had outstanding foreign exchange contracts to sell US $10.0 million at an average exchange rate of 1.3507 CDN$/US$ with a market value gain inherent in these contracts of US $100,000.

Note 8 - Contingencies

Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director and subsequently to an adjudicator. The matter is currently under appeal to the Court of Queen's Bench, where a decision is pending. Management is of the opinion these claims are unwarranted. The amount of potential loss, if any, may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement.

Note 9 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 10 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the Company's audited financial statements for the year ended December 31, 2004 for a narrative explanation of the differences in Canadian and US GAAP.